August 11, 2009

United States Securities and Exchange Commission
Attention: Brad Skinner, Senior Assistant Chief Accountant
100 F. St, N.E.
Washington, D.C. 20549

RE:	Revett Minerals Inc., Form 10-K, Filed March 31, 2009, File No. 0-52730

Dear Mr. Skinner,

Question 1: Internal Controls over Financial Reporting, page 43.

Please modify your disclosure to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, and a statement that your annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting, as required by Item 308T of Regulation S-K.

In response to the SEC’s question regarding Controls and Procedures for the year ended December 31, 2008, the Company (Revett Minerals Inc.) evaluated the effectiveness of the design and operation of its disclosure controls and procedures as required by Exchange Act Rules 13 (a) – 15 (e) and 15 (d) – 15 (e). This evaluation was preformed under the supervision and with the participation of its management, including the chief executive officer and its chief financial officer using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as the framework for assessing effectiveness. All future filings will include the reference to COSO.

While we were not required to include an attestation report on internal controls over financial reporting, our annual report should have included the required statement under Item 308T of Regulation S-K indicating that it does not contain an attestation report from our registered public accounting firm. This was an oversight by the Company. Our 2009 report will include an attestation report of the Company’s registered public accounting firm as required by Regulation S-K as we will no longer be exempt from including an attestation report.

Question 2: Changes in Internal Controls, page 44

We note your disclosure that you may engage an outside professional services firm in the future to analyze your tax positions taken in your financial reporting. Please modify your disclosure to clearly specify whether there was any change in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

For the quarter ended December 31, 2008, the Company’s changed its internal controls over financial reporting as management did not engage an independent income tax expert and reviewed the tax provision in house. The Company believes that the disclosure indicates this in the first sentence under the heading “Changes in internal Controls” which states that “In order to remedy certain material weaknesses identified in its evaluation of the Company’s effectiveness of its internal controls over financial reporting, the Company engaged an outside professional services firm in the second quarter of 2007 to review its estimates of future income tax liabilities and assets, and to conduct a quarterly review of its estimates of its current income tax provision, but was not used to calculate the December 31, 2008 tax provision”. There were no other changes in internal controls in the fourth quarter of 2008. In our 10-Q for the three months ended March 31, 2009 we have indicated that we rehired its tax expert to review the quarter end income tax provision.

Question 3: Share Capital, page F-19

We note that the largest majority of granted stock options are denominated in Canadian dollars. As such, it appears that some or all of these awards may be indexed to a factor in addition to your share price. For US GAAP purposes, please clarify if you classified any of these awards as a liability in accordance with paragraph 33 and footnote 19 of SFAS 123(R).

None of the stock options have been classified as a liability.

Our understanding of FAS 123R is that paragraph B129 provides further guidance on the requirement of paragraph 33 and footnote 19. FAS 123R, par. B129 states, “the Exposure Draft would (implicitly) have required that all equity instruments with exercise prices denominated in a currency other than the currency of the market in which the underlying equity instrument primarily trades be accounted for as a liabilities.”

For all of 2008 and the since Revett Minerals Inc. became a publicly trade company, all of the Company’s common shares trade in Canada, are listed on a Canadian exchange (TSX) and are traded in Canadian dollars.

Since all of Revett Minerals’ common stock trades in Canada and the stock options issued are denominated in Canadian dollars, Revett Minerals believes that US GAAP does not require the stock options to be reported as a liability.

Question 4: Note 16 Subsequent Events, pages F-33

In regards to the Senior Floating Rate Note entered into on January 23, 2009, we note your disclosure the “The Company granted a first-priority mortgage on certain lands acquired for the Rock Creek project (note 5). If the lands are sold by the Company, the proceeds must be used to repay the note.” Please tell us if you are considering plans to sell all or a portion of your interest in the Rock Creek project. If so, please tell us if you considered these plans in the evaluation of your long lived assets for impairment.

At December 31, 2008, and to the present, the Company does not plan on selling the mitigation lands acquired for the Rock Creek project. As well, the Company has no plans to sell any portion of the Rock Creek project. This mitigation land is not located on the Rock Creek project area but is land that will be set aside for State and Federal agencies’ use.

Question 5: Exhibits 31.1 and 31.2

We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

See attached revised certifications.

All future filing will include this language in the reporting document.

We trust that the statement above addresses the SEC concerns, if not please let us know.

Revett Minerals Inc. acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Ken Eickerman
Chief Financial Officer